UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  4  )*

SAMSONITE CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

79604V105

(CUSIP Number)

James L. Learner, Esq.

Kirkland & Ellis International LLP

Tower 42

25 Old Broad Street

London EC2N 1HQ

United Kingdom

Telephone Number: +44 (0)20 7816 8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604V105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bain Capital (Europe) LLC I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,174,749 (subject to conversion of Preferred Stock)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 115,174,749 (subject to conversion of Preferred Stock)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,174,749 (subject to conversion of Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.3% (subject to conversion of Preferred Stock)

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 4 (this “Amendment”) to  Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”) and the convertible Preferred Stock, par value of $0.01 per share (“Preferred Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”). The Preferred Stock is convertible on demand into shares of Common Stock and holders of Preferred Stock may vote their Preferred Stock on an as-converted basis.  This Amendment No. 4 supplements and amends the initial statement on Schedule 13D dated May 9, 2003 (the “Initial Statement”), Amendment No. 1 to the Initial Statement dated August 6, 2003 ("Amendment No. 1"), Amendment No. 2 to the Initial Statement dated August 28, 2003 ("Amendment No. 2"), and Amendment No. 3 to the Initial Statement dated September 30, 2003 ("Amendment No. 3") filed by the Reporting Person.  The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, CO 80239.

Item 2.	Identity and Background

This Amendment is filed by Bain Capital (Europe) LLC, a limited liability company organized under the laws of the State of Delaware (the “Reporting Person”).  The Reporting Person was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Reporting Person is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.) (the “Act”), as amended from time to time, and engaging in any and all activities necessary or incidental to the foregoing.  The current principal business address of the Reporting Person is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

Bain Capital Investors, LLC, a limited liability company organized under the laws of the State of Delaware, is the sole “manager” (as that term is used in the Act) of the Reporting Person, with the title of “Manager.” Bain Capital Investors, LLC was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Reporting Person is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act, as amended from time to time, and engaging in any and all activities necessary or incidental to the foregoing.  The current principal business address of Bain Capital Investors, LLC is at c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

During the last five years, neither the Reporting Person, Bain Capital Investors, LLC nor, to the knowledge of the Reporting Person, any of the persons listed on Schedules A and B to this Statement (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended to add the following:

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person, pursuant to a Purchase Agreement (the "4/19/04 Purchase Agreement") dated April 19, 2004 by and among the Reporting Person, on the one hand, and TCW/Crescent Mezzanine Investment Partners, L.P., TCW/Crescent Mezzanine Partners, L.P., TCW/Crescent Mezzanine Trust, TCW Leveraged Income Trust, L.P., and TCW Leveraged Income Trust II, L.P., on the other hand (collectively, "TCW"), purchased 1,174 shares of Preferred Stock and 4,110,045 shares of Common Stock from TCW for an aggregate consideration equal to $2,681,480.51, which was obtained by the Reporting Person through equity capital contributions made to the Reporting Person by certain of its members.

Item 4 is hereby amended to add the following:

Item 4.	Purpose of Transaction

(a)  Pursuant to the 4/19/04 Purchase Agreement, the Reporting Person purchased, for investment purposes, 1,174 shares of Preferred Stock and 4,110,045 shares of Common Stock from TCW for an aggregate consideration equal to $2,681,480.51.

(b), (c), (d), (e), (f), and (g) Not applicable.
Item 5 is hereby restated in its entirety as follows:

Item 5.	Interest in Securities of the Issuer
(a) - (b)

The Reporting Person beneficially owns and has sole power to vote and sole power of disposition over 115,174,749 shares of Common Stock of the Issuer, or approximately 34.3% of the Issuer’s outstanding Common Stock through its ownership of (i) 4,110,045 shares of Common Stock and (ii) 44,059 shares of convertible Preferred Stock and interest accrued thereon (as at April 19, 2004), such Preferred Stock convertible into Common Stock within 60 days of April 19, 2004.

(c)

Except as set forth in Item 4 above, since the most recent filing of Schedule 13D by the Reporting Person there have been no reportable transactions by the Reporting Person with respect to the Common Stock of the Issuer.

(d) - (e)	Not applicable.
Item 6 is hereby amended to add the following:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 19, 2004, the Reporting Person, along with ACOF Management, L.P. ("ACOF") and Ontario Teachers' Pension Plan Board ("Ontario," and together with the Reporting Person and ACOF, the "Investor Group"), countersigned a side letter (the "4/19/04 Side Letter") sent by Stonebridge Development Limited ("Stonebridge") whereby the Investor Group agreed to (i) provide a covenant to vote their shares in the Issuer in favor of a proposal to amend the Issuer's FY 1999 Stock Option and Incentive Award Plan to permit the grant of the options to Stonebridge and (ii) to purchase Stonebridge's Preferred Stock in the event the amendment to Issuer's FY 1999 Stock Option and Incentive Award Plan is not approved for any reason.

Item 7 is hereby amended to add the following:

Item 7.	Material to Be Filed as Exhibits
Exhibit 5

Purchase Agreement, dated April 19, 2004, by and among Bain Capital (Europe) LLC, on the one hand, and TCW/Crescent Mezzanine Investment Partners, L.P., TCW/Crescent Mezzanine Partners, L.P., TCW/Crescent Mezzanine Trust, TCW Leveraged Income Trust, L.P., and TCW Leveraged Income Trust II, L.P., on the other hand

Exhibit 6	Side Letter, dated April 19, 2004, by and among Bain Capital (Europe) LLC, ACOF Management, L.P., Ontario Teachers' Pension Plan Board, and Stonebridge Development Limited

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 27th day of April, 2003

BAIN CAPITAL (EUROPE) LLC

	By:	/s/ Melissa Wong
Name: Melissa Wong
Title: Vice President

SCHEDULE A

OFFICERS OF THE REPORTING PERSON

Name	Title

Robert C. Gay (1), (2)	President

Ferdinando Grimaldi (1), (3)	Vice President

Melissa Wong (1), (2)	Vice President

Michael Colato (1), (4)	Secretary

(1)                                  The current principal business address of each officer of the Reporting Person is is c/o Bain Capital Investors, LLC, 111 Huntington Avenue, Boston, MA 02199.

(2)                                  Robert C. Gay and Melissa Wong are citizens of the United States of America.

(3)                                  Ferdinando Grimaldi is a citizen of Italy.

(4)                                  Michael Colato is a citizen of the United Kingdom.

SCHEDULE B

OFFICERS OF BAIN CAPITAL INVESTORS, LLC.

Name

Andrew Balson	Managing Director

Steve Barnes	Managing Director

Joshua Bekenstein	Managing Director

James Boudreau	Tax Matters Officer

Edward W. Conard	Managing Director

John P. Connaughton	Managing Director

Paul B. Edgerley	Managing Director

Robert C. Gay	Managing Director

Michael F. Goss	Managing Director/Chief Financial Officer/ Secretary

Michael A. Krupka	Managing Director

Matt Levin	Managing Director

Ian Loring	Managing Director

James Nahirny	Managing Director

Mark E. Nunnelly	Managing Director

Stephen G. Pagliuca	Managing Director

Dwight M. Poler	Managing Director

Jeffrey Schwartz	Managing Director

(1)                                  The current principal business address of each officer of Bain Capital Investors, LLC is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA, 02199.

(2)                                  Each of the officers is a citizen of the United States of America.